McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, NC 28202-2146 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com Rakesh Gopalan Direct: 704.343.2275	rgopalan@mcguirewoods.com Fax: 704.343.2300

September 3, 2019

VIA EDGAR AND E-MAIL

Ms. Christina Chalk

Senior Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Speedway Motorsports, Inc. Schedule 14D-9 and Schedule 13E-3 filed August 16, 2019 File No. 5-53499

Dear Ms. Chalk:

On behalf of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and the Company’s Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on August 16, 2019, contained in your letter dated August 26, 2019 (the “Comment Letter”). We note that, in connection with this letter, the Company is filing an amendment to each of the Schedule 14D-9 (the “14D-9 Amendment”) and the Schedule 13E-3 (the “13E-3 Amendment”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule 14D-9.

Schedule 14D-9 – Item 4 The Solicitation or Recommendation, page 10

1.

Refer to the disclosure on page 15, second to last paragraph, concerning the discussions on June 10, 2019. Page 2 of the June 10, 2019 presentation materials by Morgan Stanley filed as exhibit 99(c)(5) to the Schedule 13E-3 references a “June 6th: Session with Speedway Motorsports CEO, Marcus Smith, to discuss strategic discussions with France family, NASCAR, and ISC.” Please summarize these discussions (with the France family) here and include the date(s) when they occurred. Your revised disclosure should clarify whether Mr. Smith (or any other affiliate of the Company) discussed the proposed acquisition transaction with the France family or its representatives.

Ms. Christina Chalk

September 3, 2019

In response to the Staff’s comment, the Company respectfully advises the Staff that the June 6 session was arranged in response to a request made by Morgan Stanley for any information regarding past, current or expected strategic discussions between members of the Smith Family, on the one hand, and NASCAR, ISC or members of the France family, on the other hand. In response to that request, Parent arranged the June 6 session for Mr. Smith to explain that members of the Smith Family, on behalf of the Company and in the ordinary course of business, regularly have discussions with members of the France family and with NASCAR and ISC to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry. As noted in the Schedule 14D-9, there have been no substantive discussions between Parent or any members of the Smith Family on behalf of Parent with third parties during the past few years regarding a potential business combination transaction with the Company and there were no agreements, express or implied, regarding any future business combination or acquisition transaction between Parent or the Company, on the one hand, and NASCAR or ISC, on the other hand. Accordingly, the Company respectfully asserts that there is no new or revised disclosure responsive to this comment to provide.

Reasons for the Offer and the Merger; Recommendation of the Special Committee, page 19

2.

Page 12 of the May 16, 2019 materials provided by Morgan Stanley to the Company includes a number of alternatives to this transaction. Revise to explain what alternatives the Company considered, how it analyzed them, and why it rejected each in favor of the Offer and the Merger. See Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure under the caption titled “Item 4 The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” to include a discussion of the alternatives to the transaction considered by the Company in the 14D-9 Amendment.

Ms. Christina Chalk

September 3, 2019

3.	The table on page 34 presents “selected elements of the Management LRP.” Explain why you have omitted some elements (and describe them). Alternatively, revise to include.

We note the Staff’s comment regarding the use of the phrase “selected elements” on page 34 of the Schedule 14D-9 when introducing the projected financial information table under the caption “Item 4 The Solicitation or Recommendation – Certain Prospective Financial Information.” In using this phrase, the Company intended to indicate that it was presenting to its stockholders in the Schedule 14D-9 the material projected financial information that was provided to Morgan Stanley for use in its financial analyses as part of the Management LRP. The Company believes that the information presented in the Schedule 14D-9 includes all such material projected financial information. The Management LRP furnished to Morgan Stanley contained additional granular information comprising the individual components of the projection line items disclosed in the Schedule 14D-9 and calculations underlying certain of such line items, as well as other immaterial information. The Company does not believe that disclosing additional immaterial information relating to the projected financial information disclosed in the Schedule 14D-9 would provide additional meaningful information to its stockholders.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (704) 343-2275 or by email at rgopalan@mcguirewoods.com or Richard W. Viola at (704) 343-2149 or by email at rviola@mcguirewoods.com.

Sincerely,

/s/ Rakesh Gopalan

Rakesh Gopalan

cc:	Richard W. Viola (McGuireWoods LLP)

J. Cary Tharrington, IV, General Counsel (Speedway Motorsports, Inc.)